PENSARE ACQUISITION CORP.
1720 Peachtree Street

Suite 629
Atlanta, Georgia 30309

July 26, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Sherry Haywood, Special Counsel

Re:	Pensare Acquisition Corp. Registration Statement on Form S-1 File No. 333-219162

Dear Ms. Haywood:

Pensare Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-219162), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 9:00 a.m., Eastern time, on Thursday, July 27, 2017, or as soon thereafter as possible.

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Sincerely, PENSARE ACQUISITION CORP. By: /s/ Darrell J. Mays_______________ Name: Darrell J. Mays Title: Chief Executive Officer